Shareholder meeting (unaudited)

On March 31, 2008, the Annual Meeting of the Fund was held to elect seven Trustees. Proxies covering 7,383,818 common and preferred shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

	For	Withheld Authority

James R. Boyle	7,208,171	172,746
James F. Carlin	7,221,293	159,624
William H. Cunningham	7,204,917	176,000
Charles L. Ladner	7,223,348	157,569
Steven R. Pruchansky	7,208,401	172,516

The preferred shareholders elected Patti McGill Peterson and John A. Moore as Trustees of the Fund until their successors are duly elected and qualified, with the votes tabulated as follows: 2,850 FOR and 51 WITHHELD.

The proposal to amend the Declaration of Trust to permit the Fund’s Board to delegate authority to declare dividends to a Dividend Committee was voted as follows: 4,155,359 FOR, 207,847 AGAINST and 152,288 ABSTAIN.